EXHIBIT 12

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions)	March 29 through Sept. 30, 2003	January 1 through March 28, 2003		Nine months ended Sept. 30, 2002
	(Successor)	(Predecessor)		(Predecessor)
Net income	$845.2	$245.7		$1,219.6
Income taxes	429.6	181.8		585.2

Income before income taxes	1,274.8	427.5		1,804.8

Fixed charges:
Interest expense(1)	1,132.9	898.1		2,914.2
Interest portion of rentals(2)	25.7	18.2		50.9

Total fixed charges	1,158.6	916.3		2,965.1

Total earnings as defined	$2,433.4	$1,343.8		$4,769.9

Ratio of earnings to fixed charges	2.10	1.47	(4)	1.61	(5)
Preferred stock dividends(3)	$59.0	$32.3		$60.1
Ratio of earnings to combined fixed charges and preferred stock dividends	2.00	1.42	(4)	1.58	(5)

(1)	Excludes interest income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.
(2)	Represents one-third of rentals, which approximates the portion representing interest.
(3)	Preferred stock dividends are grossed up to their pretax equivalents.
(4)	The ratios for the period January 1 through March 28, 2003 (predecessor), have been negatively impacted by $167.3 million (after-tax) of HSBC acquisition related costs incurred by Household. Excluding this item, our ratio of earnings to fixed charges would have been 1.69 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.63 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.
(5)	The 2002 ratios have been negatively impacted by the settlement charge and related expenses associated with our preliminary agreement with a multi-state working group of attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of consumer protection, consumer lending and banking laws and regulations in our retail branch consumer lending operations. Excluding the settlement charge and related expenses of $333.2 million (after-tax), our ratio of earnings to fixed charges would have been 1.79 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.75 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.